NOVONIX

Quarterly Activities Report

October – December 2022



Important Notice and Disclaimers

The information contained in this presentation (the "**Presentation**") has been prepared by NOVONIX Limited (ACN 157 690 830) ("**the Company**" or "**NOVONIX**") solely for information purposes and the Company is solely responsible for the contents of this Presentation. It is intended to be a summary of certain information relating to the Company as at the date of the Presentation and does not purport to be a complete description of NOVONIX or contain all the information necessary to make an investment decision. Accordingly, this Presentation is not intended to, and should not, form the basis for any investment, divestment or other financial decision with respect to the Company. Any reproduction or distribution of the Presentation, in whole or in part, or the disclosure of its contents, without prior consent of the Company, is prohibited.

Not an Offer

This Presentation does not constitute, nor does it form part of an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities of the Company. This Presentation may not be used in connection with any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Any offering of securities will be made only by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (the "**SEC**"), after such registration statement becomes effective, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the U.S. Securities Act of 1933, as amended. No such registration statement has become effective, as of the date of this Presentation.

Forward-Looking Statements

This Presentation contains forward-looking statements about the Company and the industry in which it operates. Forward looking statements can generally be identified by use of words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would," or other similar expressions. The Company has based such statements on its current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, regulatory developments in the United States, Australia and other jurisdictions, the perceived benefits of the transaction between the Company and Phillips 66, the Company's ability to scale-up production of its anode or cathode materials, the continuation of the Company's partnership with the Research Group of Dr. Mark Obrovac at Dalhousie University for the development of the Company's technology, the Company's ability to attract and retain key management and technology personnel and the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing. Forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this Presentation. Accordingly, recipients of this Presentation should not place undue reliance on forward looking statements. The Company disclaims any obligation to update any forward-looking statements made in this Presentation to reflect events or circumstances after its date or to reflect new information or the occurrence of unanticipated events, except as required by law.

Industry and Market Data

This Presentation contains estimates and information concerning our industry and our business, including estimated market size and projected growth rates of the markets for our products. Unless otherwise expressly stated, we obtained this industry, business, market, and other information from reports, research surveys, studies and similar data prepared by third parties, industry, and general publications, government data and similar sources. This Presentation also includes certain information and data that is derived from internal research. While we believe that our internal research is reliable, such research has not been verified by any third party.

Estimates and information concerning our industry and our business involve a number of assumptions and limitations. Although we are responsible for all of the disclosure contained in this Presentation and we believe the third-party market position, market opportunity and market size data included in this Presentation are reliable, we have not independently verified the accuracy or completeness of this third-party data. Information that is based on projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, which could cause results to differ materially from those expressed in these publications and reports.

Trademarks, Service Marks and Trade Names

Throughout this Presentation, there are references to various trademarks, service marks and trade names that are used in the Company's business. "NOVONIX," the NOVONIX logo and other trademarks or service marks of NOVONIX appearing in this Presentation are the property of NOVONIX or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation are listed without the ® or ™ symbol, as applicable, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Presentation are the property of their respective owners.

TOC

TOC	NOVONIX Investment Highlights

NOVONIX Investment Highlights

- Our proprietary process technology and capabilities across the value chain drive innovation and commercial opportunities
- We develop and supply industry leading battery testing equipment
- We are a leading US-based battery materials and technology company with the first GWh-scale domestic supply agreement for synthetic graphite with KORE Power
- Our offerings are directly compatible with today's installed and planned battery manufacturing technology
- Demand for our technologies underpinned by exponential growth in EV sales and energy storage demand over the next decade and beyond
- We have a clear path to profitability with global tier 1 customer base
- Our leadership team is highly credentialed, continuing to successfully execute growth agenda

NOVONIX Milestones

August 2021

09 Aug 2021: Phillips 66 announced US$150m strategic investment in NOVONIX, advancing NOVONIX's production of synthetic graphite for high-performance lithium-ion batteries.


NOVONIX

23 Nov 2021: Ceremonial opening of NOVONIX's new Riverside facility attended by US Secretary of Energy, Jennifer Granholm.

19 Jan 2022: Phillips 66 and NOVONIX sign Technology Development Agreement to advance the production and commercialization of anode materials for lithium-ion batteries.

KOREPOWER

31 Jan 2022: Executed supply and investment agreements for ~12,000 tonnes with US-based KORE Power to advance and strengthen the domestic lithium-ion battery supply chain.



01 Feb 2022: American Depositary Receipts commenced trading on the Nasdaq and celebrated the milestone by ringing the Closing Bell.

NOVONIX

BLOCKENERGY SMART PLATFORM

6 June 2022: NOVONIX and Emera Technologies launch the first microgrid battery prototype for customer testing. The prototype unit will be part of an advanced microgrid energy storage system.

NOVONIX

29 Jun 2022: Announced final results of a Life Cycle Assessment (LCA) conducted by Minviro, demonstrating NOVONIX's GX-23 synthetic anode graphite provides an approximate 60% decrease in global warming potential relative to conventional anode grades.



7 Oct 2022: NOVONIX Institute of Advanced Battery Technology is launched with Hamilton County Schools in Chattanooga, TN. It provides students with the skills and knowledge they need to succeed in the battery industry.


ENERGY
NOVONIX

19 Oct 2022: Recipient of US$150 million in DOE grant funding to support build-out of NOVONIX's next 30,000 tonne synthetic graphite manufacturing facility.

NOVONIX

Cathode Materials

8 Nov 2022: NOVONIX launched its pilot production facility leveraging patent-pending all-dry cathode synthesis technology. NOVONIX's proprietary DPMG process has the potential to minimize waste and reduce costs while improving yield.

Today

Corporate Activities

October – December 2022

- NOVONIX announced the appointment of Daniel Akerson and Ron Edmonds to Board of Directors – 26 October 2022
- CEO Chris Burns and CFO Nick Liveris participated in the Piper Sandler Battery Summit – 15 November 2022
- Corporate Connect initiated coverage of NOVONIX (ASX: NVX) with a 12-month price target of A$5.76 – 22 November 2022
- CEO Chris Burns and CFO Nick Liveris participated in the OTC Markets' Small Cap Growth Investor Conference– 1 December 2022
- NOVONIX joins Accelerate – Canada's Zero Emission Vehicle Supply Chain Alliance – 16 December 2022
- Launched Sustainability web page with ESG disclosures – 19 December 2022
- A total of $231,000 was paid to directors and their associates for salaries, director fees and superannuation during the quarter ended 31 December 2022
- Cash balance as of 31 December 2022: US$99.4 million

NOVONIX Anode Materials Activities

October – December 2022

- Equipment installation continues at Riverside as NOVONIX's proprietary Generation 3 graphitization furnaces are being optimized ahead of the start of production to support KORE's required volume.
- NOVONIX plans to adjust the previous production output targets of Riverside from 10,000 tpa in 2023 to now match the KORE supply agreement volumes and any subsequent volumes from supply agreements the Company may enter. This will begin at a rate of approximately 3,000 tpa in 2024 and ramp to approximately 12,000 tpa in 2028, to match KORE's required volume.
- Progressed engagements with tier 1 cell and automotive manufacturers through additional material sampling and qualification.
- Entered negotiation with the Department of Energy (DOE) on terms and conditions to advance the announced US$150m grant.
- Advanced site selection process for Greenfield facility to produce up to 75,000 tpa of high-performance battery grade synthetic graphite.
- Submitted application to DOE Loan Programs Office (LPO) for technical eligibility and financial viability review.

Battery Technology Solutions (BTS) and Cathode Activities

Battery Technology Solutions Activities

- Grand opening of the cathode pilot facility occurred in November and was attended by the Premier of Nova Scotia, the Minister of Economic Development, and the Federal Parliamentary Secretary to the Minister of Innovation, Science, and Industry.
- Increased cell prototyping capacity to meet demand from customers and internal research and development support for NAM and cathode synthesis team.
- Showcased the newly launched 10A UHPC Channel Module and major software release at Advanced Automotive Battery Conference in San Diego.
- Launched new proprietary cell testing and analytics software service for battery R&D efforts focused on improving time-to-market and reducing battery costs. Based on NOVONIX's expertise in material evaluation and degradation analysis, our advanced analytics software platform will give higher confidence in predicting cell performance and reliability. The new analytics software is currently being used internally and BTS plans to launch a beta for customers in Q2 2023.

Cathode Synthesis Technology Activities

- At our new facility, all pilot equipment has been received and is being commissioned for internal testing of cathode material utilizing our patented all-dry cathode synthesis technology in first half 2023.
- Pre-pilot batches (multi-kilogram level) of mid- and high-nickel materials are being produced and tested using BTS R&D Services Cell Manufacturing Line.
- Cathode team staffing increased to match activities and to enhance capabilities.
- Additional IP is being generated in collaboration with technical advisor Dr. Obrovac's lab.



NOVONIX Selected for US$150 million in DOE Grant Funding

Department of Energy Grant Funding

- A total of $7 billion in grant funding under President Biden's Bipartisan Infrastructure Law (BIL) has been appropriated to strengthen the North American battery supply chain amidst surging demand and growing calls to onshore these critical industries.
- On October 19, 2022, $2.8 billion was provided by DOE's Office of Manufacturing and Energy Supply Chains (MESC) in collaboration with the Office of Energy Efficiency and Renewable Energy (EERE), authorized by last year's BIL to boost domestic battery manufacturing and supply chains.
- NOVONIX was selected for US$150 million Department of Energy (DOE) grant funding to expand NAM's domestic production of high-performance, synthetic graphite anode materials – one of 21 recipients across 12 categories.
- Specifically, the grant funds will be dedicated to the Company's construction of a 30,000 tonnes per annum (tpa) U.S. manufacturing facility, including site selection, plant layout, and engineering design with capability for additional expansion.


U.S. DEPARTMENT OF
ENERGY
NOVONIX

Wednesday, October 19, 2022, DOE announced that NOVONIX was selected to enter negotiations to receive US$150 Million in grant funding to support a 30,000 tonnes per annum (tpa) synthetic graphite U.S. manufacturing facility

U.S. Legislation Providing Direct Support to NOVONIX's Business Plan

Section 301 Tariffs	▪ In August 2017, the Office of the United States Trade Representative (USTR) launched an investigation into China's allegedly unreasonable and discriminatory trade practices under Section 301 of the Trade Act of 1974. Every four years, the USTR is required by statute to conduct a "necessity review" of Section 301 tariffs. The tariff exclusion was extended in December 2022 until September 2023. ▪ **Section 301 includes a 25% tariff on artificial graphite imported from China** to help remove unfair market distortions imposed by China's anticompetitive behaviors and size advantage in the battery materials sector.
IRA Tax Credits & Consumer Credit	▪ **Inflation Reduction Act of 2022 ("IRA") includes an estimated $369 billion in investments** related to "climate change and energy security," including tax and other incentives to promote US production of electric vehicles ("EVs"), renewable energy technologies, and critical minerals, representing the **single biggest climate investment in U.S. history.**
DOE Loans	▪ DOE Loan Programs Office (LPO) has $15.1 billion in loan authority to support the manufacture of eligible light-duty vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program (ATVM), authorized by the Energy Independence and Security Act of 2007, providing debt capital at U.S. Treasury rates.

Inflation Reduction Act of 2022 Details

IRA Tax Credits & Consumer Credit

- The IRA includes several provisions aimed at bolstering domestic supply chains and the production of critical battery materials. These include:
  - **$7,500 federal consumer tax credit for qualifying electric vehicles, starting in 2023 based on the origin of materials and localization of manufacturing**
    - **$3,750 of the credit must meet critical minerals requirement** - The critical mineral credit requires certain thresholds of the percentage of the value[1] of the critical minerals in the vehicle's battery to be extracted or processed in the United States or from a country which has a free trade agreement in effect with the U.S.[2] EV credit eligibility is disqualified if materials are used from foreign entities of concern starting in 2025.
    - **$3,750 from battery components** - The battery component requirement will be met if the percentage of the value of the components in the vehicle's battery that were manufactured or assembled in North America is equal to or greater than 50 percent in 2023 and increasing from that time.
  - New production and "advanced manufacturing" tax credits
    - Section 45X provides a 10% tax credit which is available to producers of electrode active materials (measured as a percentage of total cost of production).
    - Expands section 48C to provide $10 billion in tax credits. The tax credit is 30 percent of the amount invested in new or upgraded factories to build specified renewable energy components.
  - $500 million appropriation for "enhanced" use of the Defense Production Act economic support under banner of national security.
  - $40 billion authorized for increased loan guarantees under Title XVII of the Energy Policy Act of 2005.

1 This required percentage increases annually from 40 percent for a vehicle that is placed in service in 2023 to 50 percent in 2024, 60 percent in 2025, 70 percent in 2026, and 80 percent after 2026.

2 Treasury and the IRS also expect to propose that the term encompasses, at minimum, the comprehensive trade agreements of the United States with the following countries: Australia, Bahrain, Canada, Chile, Colombia, Costa Rica, Dominican Republic, El Salvador, Guatemala, Honduras, Israel, Jordan, South Korea, Mexico, Morocco, Nicaragua, Oman, Panama, Peru and Singapore.

NOVONIX Enters "Phase 2" of DOE Loan Programs Office Process

Department of Energy Loan Programs Office

- DOE Loan Programs Office has $15.1 billion in loan authority to support the manufacture of eligible light-duty vehicles and qualifying components under the Advanced Technology Vehicles Manufacturing Loan Program (ATVM), authorized by the Energy Independence and Security Act of 2007, providing debt capital at U.S. Treasury rates.
- In late 2022, NOVONIX formally submitted its application for a loan under the ATVM program. The loan, if received, would contribute toward funding the company's current expansion of battery materials capacity for the production of synthetic graphite to support the United States EV and ESS supply chain.

DOE LPO Loan Process

1 Pre-Application Consultations

Meet with LPO for no-fee, pre-application consultations, including discussions on the application process and the proposed project.

More Variable Timing
Lengths of these stages vary greatly, depending on project complexity and readiness.

Less Variable Timing
Timing for these stages is largely fixed, with targeted timelines.

2 Formal Application Submission

Title 17: Submit Part I application to determine technical eligibility (innovation and greenhouse gas emissions calculation). There is no review of business plan or financial structure in Part I. If invited, submit more thorough Part II application to determine project viability and ability to move into due diligence.

ATVM: Submit single application to determine basic eligibility and project viability.

TELGP: Tribal borrower engages with a commercial lender. Lender applies for a loan guarantee on behalf of Borrower and project.

3 Due Diligence & Term Sheet Negotiation

Title 17 & ATVM: Enter confirmatory due diligence and negotiate term sheet.

TELGP: Borrower, Lender, and DOE engage in confirmatory due diligence and term sheet negotiation.

All Programs: Any third-party advisor costs are paid for by the applicant.

4 Credit Approval Process

Formal approval process of the term sheet, including interagency consultations.

5 Conditional Commitment

An offer by DOE of a term sheet to the borrower for a loan or loan guarantee subject to the satisfaction of certain conditions.

6 Loan Closing & Project Monitoring

Negotiate and execute loan documents using the approved term sheet. Loan closing and funding are subject to conditions precedent in the executed loan documents.

Applicant pays applicable costs and fees. After loan closing, LPO monitors the loan.

Source: DOE Loan Programs Office Website

Contact Information

NOVONIX Anode Materials

1029 West 19th Street, Chattanooga, TN, 37408, USA



353 Corporate Place, Chattanooga, TN, 37419, USA



NOVONIX Battery Technology Solutions

177 Bluewater Road, Bedford, NS B4B 1H1, Canada


NOVONIX

110 Simmonds Drive, Dartmouth, NS B3B 1N9, Canada



Send all investor queries to: ir@novonixgroup.com

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret